UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-187556-38

Continental Cement Company, L.L.C.

(Exact name of registrant as specified in its charter)

16100 Swingley Ridge Road

Suite 230

Chesterfield, Missouri 63017

(636) 532-7440

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 10.5% Senior Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒*
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒*

Approximate number of holders of record as of the certification or notice date: 37

*	The registrant has registered under the Securities Act of 1933, as amended, guarantees of Summit Materials, LLC’s and Summit Materials Finance Corp.’s 10.5% Senior Notes due 2020. On March 17, 2015, the registrant became a wholly owned subsidiary of Summit Materials, LLC and thereby exempt from the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12h-5 thereunder.

Pursuant to the requirements of the Securities Exchange Act of 1934, Continental Cement Company, L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 18, 2015	CONTINENTAL CEMENT COMPANY, L.L.C.

	By:	/s/ Jennifer Rose
	Name:	Jennifer Rose
	Title:	Treasurer